SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

17 Education & Technology Group Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

81807M205**

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	CUSIP number of the Issuer’s American depositary shares (“ADSs”). One ADS represents 10 Class A ordinary shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81807M205	Page 2 of 8

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 44,100,592
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 44,100,592
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,100,592
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)

Based on 452,137,839 Class A ordinary shares outstanding as of March 31, 2022 as set forth in the Issuer’s (as defined herein) annual report on Form 20-F (“Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2022.

CUSIP No. 81807M205	Page 3 of 8

1	NAMES OF REPORTING PERSONS Tembusu Capital Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 44,100,592
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 44,100,592
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,100,592
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)	Based on 452,137,839 Class A ordinary shares outstanding as of March 31, 2022 as set forth in the Issuer’s Form 20-F filed with the Commission on April 27, 2022.

CUSIP No. 81807M205	Page 4 of 8

1	NAMES OF REPORTING PERSONS Esta Investments Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 44,100,592
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 44,100,592
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,100,592
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 452,137,839 Class A ordinary shares outstanding as of March 31, 2022 as set forth in the Issuer’s Form 20-F filed with the Commission on April 27, 2022.

CUSIP No. 81807M205	Page 5 of 8

Item 1(a).	Name of Issuer:

17 Education & Technology Group Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

16/F, Block B, Wangjing Greenland Center

Chaoyang District, Beijing 100102

People’s Republic of China

Item 2(a).	Name of Person Filing:

(i)	Temasek Holdings (Private) Limited (“Temasek”);
(ii)	Tembusu Capital Pte. Ltd. (“Tembusu”); and
(iii)	Esta Investments Pte. Ltd. (“Esta” and, together with Temasek and Tembusu, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Each of the Reporting Persons:

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891.

Item 2(c).	Citizenship:

Each of the Reporting Persons: Republic of Singapore

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share

Item 2(e).	CUSIP Number:

81807M205. This CUSIP number applies to the ADSs. One ADS represents 10 Class A ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2022, Esta directly owned in aggregate 44,100,592 Class A ordinary shares.

Esta is a wholly-owned subsidiary of Tembusu, which in turn is a wholly-owned subsidiary of Temasek. Temasek and Tembusu, through the ownership described herein, may be deemed to beneficially own the Class A ordinary shares directly owned by Esta.

(b)	Percent of class:

As of December 31, 2022:

Temasek: 9.8%

Tembusu and Esta: 9.8%

The percentages above are based on 452,137,839 Class A ordinary shares outstanding as of March 31, 2022 as set forth in the Issuer’s Form 20-F filed with the Commission on April 27, 2022.

CUSIP No. 81807M205	Page 6 of 8

(c)	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the shares of the Issuer’s common stock, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i)	Sole power to vote or to direct the vote:

0.

(ii)	Shared power to vote or to direct the vote:

44,100,592 Class A ordinary shares

(iii)	Sole power to dispose or to direct the disposition of:

0.

(iv)	Shared power to dispose or to direct the disposition of:

44,100,592 Class A ordinary shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 81807M205	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2023	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Jason Norman Lee
		Name	:	Jason Norman Lee
		Title	:	Authorized Signatory

Dated: February 8, 2023	TEMBUSU CAPITAL PTE. LTD.

	By:	/s/ Gregory Tan
		Name	:	Gregory Tan
		Title	:	Director

Dated: February 8, 2023	ESTA INVESTMENTS PTE. LTD.

	By:	/s/ Yap Zhi Liang
		Name	:	Yap Zhi Liang
		Title	:	Director

CUSIP No. 81807M205	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 5, 2021, by and among Temasek, Tembusu and Esta (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons on February 5, 2021).